Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **ALLIED GOLD LIMITED**
ABN **86 104 855 067**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANTHONY CARMEL LOWRIE
Date of last notice	30 MARCH 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	SHARES HELD BY MELLON NOMINEES (UK) LIMITED (Mr Lowrie is the beneficial holder of the shares held in the above Nominee Company)
Date of change	21 DECEMBER 2007
No. of securities held prior to change	1,635,460 FULLY PAID ORDINARY SHARES (HELD INDIRECTLY)
Class	UNLISTED OPTIONS EXERCISABLE AT $0.40 AND $0.44 EACH EXPIRING ON 31 DECEMBER 2008.
Number acquired	1,000,000 UNLISTED OPTIONS EXERCISABLE AT $0.40 ON OR BEFORE 31 DECEMBER 2008. 1,000,000 UNLISTED OPTIONS EXERCIABLE AT $0.44 ON OR BEFORE 31 DECEMBER 2008.
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil. INDEPENDANTLY VALUED AT $338,800 AND $319,200 RESPECTIVELY
No. of securities held after change	1,635,460 FULLY PAID ORDINARY SHARES (HELD INDIRECTLY) 1,000,000 UNLISTED OPTIONS EXERCISABLE AT $0.40 ON OR BEFORE 31 DECEMBER 2008. (HELD DIRECTLY) 1,000,000 UNLISTED OPTIONS EXERCISABLE AT $0.44 ON OR BEFORE 31 DECEMBER 2008. (HELD DIRECTLY)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ISSUE OF DIRECTOR OPTIONS.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.